UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

SG Blocks, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

78418A 109
(CUSIP Number)

TAG PARTNERS, LLC
PAUL M. GALVIN
JOSEPH TACOPINA

400 Madison Avenue, Suite 16C
NY, New York 10017
(646) 747-2423
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78418A 109

1	NAME OF REPORTING PERSON TAG PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,658,127
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,658,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,658,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78418A 109

1	NAME OF REPORTING PERSON PAUL M. GALVIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,333,332*
	8	SHARED VOTING POWER 2,658,127
	9	SOLE DISPOSITIVE POWER 1,333,332*
	10	SHARED DISPOSITIVE POWER 2,658,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,991,459*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

* Includes: (i) 666,666 shares underlying stock options that are exercisable within 60 days of the date hereof and (ii) 666,666 shares underlying that portion of stock options that the Company’s Board of Directors has agreed to Mr. Galvin grant on January 2, 2012 and are exercisable on such date (within 60 days of the date hereof).

CUSIP NO. 78418A 109

1	NAME OF REPORTING PERSON JOSEPH TACOPINA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,666*
	8	SHARED VOTING POWER 2,658,127
	9	SOLE DISPOSITIVE POWER 16,666*
	10	SHARED DISPOSITIVE POWER 2,658,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,674,793*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

* Includes: 16,666 shares underlying stock options that are exercisable within 60 days of the date hereof.

CUSIP NO. 78418A 109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of SG Blocks, Inc., a Delaware corporation (fka CDSI Holdings Inc.) (the “Issuer”).  The principal executive offices of the Issuer are located at 400 Madison Avenue, Suite 16C NY, New York 10017.

Item 2.	Identity and Background.

(a)           This statement is filed by TAG Partners, LLC (“TAG Partners”), a Delaware limited liability company; Paul M. Galvin, a Managing Member of TAG Partners and the Chief Executive Officer and Director of the Issuer; and Joseph Tacopina, Managing Member of TAG Partners and a Director of the Issuer.   Messrs. Galvin and Tacopina have a controlling interest in TAG Partners.  Each of Messrs. Galvin and Tacopina may be deemed to beneficially own the shares of Common Stock owned by TAG Partners. Each of Messrs. Galvin and Tacopina specifically disclaims beneficial ownership of the shares of Common Stock held by TAG Partners, except to the extent of each of their pecuniary interest therein.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The business address of TAG Partners and Messrs. Galvin and Tacopina is 400 Madison Avenue, Suite 16C NY, New York 10017.

(c)           TAG Partners was formed for the purpose of holding securities, including the securities of SG Building Blocks, Inc. (formerly known as SG Blocks, Inc. (“SG Building”).  On November 4, 2011, CDSI Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), merged with and into SG Building (described in Item 3 as the “Merger”).  Upon consummation of the Merger, SG Building became a wholly owned subsidiary and principal operating business of the Issuer.  The Merger is further described in Item 3.  Mr. Galvin is a Managing Member of TAG Partners and the Chief Executive Officer and Director of the Issuer.  Mr. Tacopina is a Managing Member of TAG Partners and a Director of the Issuer.

(d)           During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Galvin is a citizen of the United States of America.  Mr. Tacopina is a citizen of the United States of America.

CUSIP NO. 78418A 109

Item 3.	Source and Amount of Funds or Other Consideration.

The shares held by TAG Partners were received in connection with that certain Merger Agreement and Plan of Reorganization, dated July 27, 2011 (the “Merger Agreement”), by and among the Issuer, Merger Sub, SG Building and certain stockholders of SG Building, pursuant to which Merger Sub merged with and into Original SBG (the “Merger”).

Under the terms of the Merger Agreement, upon consummation of the Merger, each share of common stock of SG Building outstanding immediately prior to the closing of the Merger was converted into the right to receive 20.1851851852 shares of Issuer Common Stock. Under the terms of the Merger Agreement, fractional shares were rounded up to the next whole share.  Accordingly, the Issuer issued 2,658,127 shares of Common Stock (adjusted for rounding) to TAG Partners in consideration of the 131,687 shares of SG Building common stock held by TAG Partners.  The 16,666 shares underlying stock options issued to Mr. Tacopina, the 666,666 shares underlying stock options issued to Mr. Galvin, and the 666,666 shares underlying that portion of stock options that the Company’s Board of Directors has agreed to grant to Mr. Galvin on January 2, 2012, were issued as part of the compensation arrangements for Messrs. Galvin and Tacopina and are exercisable within 60 days of the date hereof.

Item 4.	Purpose of Transaction.

The Reporting Persons originally received the shares of Common Stock reported on this Schedule 13D in connection with the Merger Agreement.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Stock at prices that would make the purchase or sale of the Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as they may deem advisable.

Other than as to matters which Mr. Galvin, as Chief Executive Officer and Director of the Issuer or Mr. Tacopina, as a Director of the Issuer, may consider and discuss with other members of the Issuer’s Board of Directors from time to time or as otherwise disclosed in this Schedule 13D, the Reporting Persons do not have any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate number of Securities to which this Schedule 13D relates is 4,008,125 shares of Common Stock, representing 10.1 % of the 39,729,514 shares outstanding as reported in Form 8-K/A, filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2011.

The Reporting Persons directly own those securities as follows:

Name	Shares of Common Stock	Percent of Class of Common
TAG Partners	2,658,127	6.7%
Paul Galvin	1,333,332	3.4%
Joseph Tacopina	16,666	Less than 1%.

CUSIP NO. 78418A 109

As of the date hereof, TAG Partners beneficially owned 2,658,127 shares of Common Stock.  Paul Galvin and Joseph Tacopina are Managing Members of, and have a controlling interest in, TAG Partners.   Each of Messrs. Galvin and Tacopina may be deemed to beneficially own the shares of Common Stock owned by TAG Partners.  Each of Messrs. Galvin and Tacopina specifically disclaims beneficial ownership of the shares of Common Stock held by TAG Partners, except to the extent of each of their pecuniary interest therein.

Mr. Galvin may be deemed to beneficially own 3,991,459 shares of Common Stock, which includes (i) the 2,658,127 shares owned by TAG Partners and (ii) the 666,666 shares underlying stock options issued to Mr. Galvin and the 666,666 shares underlying that portion of stock options that the Company’s Board of Directors has agreed to grant to Mr. Galvin on January 2, 2012, which were issued as part of Mr. Galvin’s compensation arrangements and are exercisable within 60 days of the date hereof.

Mr. Tacopina may be deemed to beneficially own 2,674,793 shares of Common Stock, which includes (i) the 2,658,127 shares owned by TAG Partners and (ii) the 16,666 shares underlying stock options issued to Mr. Tacopina as part of his compensation arrangements that are exercisable within 60 days of the date hereof.

As of the date hereof, TAG Partners may be deemed to beneficially own 6.7% of the outstanding shares of Common Stock; Mr. Galvin may be deemed to beneficially own 9.8% of the outstanding shares of Common Stock; and Mr. Tacopina may be deemed to beneficially own 6.7% of the outstanding shares of Common Stock.  These percentages are calculated based on 39,729,514 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K/A, filed with the SEC on November 14, 2011.

(b)           Messrs. Galvin and Tacopina have shared voting and dispositive power with respect to the shares of Common Stock held directly by TAG Partners.  Mr. Galvin has the sole power to vote and dispose of the shares underlying options reported in this Schedule 13D owned directly by Mr. Galvin. Mr. Tacopina has the sole power to vote and dispose of the shares underlying options reported in this Schedule 13D owned directly by Mr. Tacopina. Of the shares held by TAG Partners, 60,277 shares are held in escrow pursuant to the Escrow Agreement described in Item 6

(c)           None, other than the acquisition of the shares in connection with the Merger.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 27, 2011, in connection with the Merger Agreement, Messrs. Galvin and Tacopina each entered into a Lock-Up Agreement (the “Lock-Up Agreement”) covering the shares of Common Stock held by Messrs. Galvin and Tacopina.  Each Lock-Up Agreement provided that Messrs. Galvin and Tacopina (as applicable) will not, prior to November 3, 2012,  (1) sell or offer or contract to sell or offer, grant any option or warrant for the sale of, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of any legal or beneficial interest in any shares of the Issuer, issued to Messrs. Galvin or Tacopina (as applicable) or to any other person or entity of which Messrs. Galvin or Tacopina (as applicable) is an affiliate in connection with the transactions contemplated by the Merger Agreement or otherwise owned or acquired by Messrs. Galvin or Tacopina (as applicable) on or prior to November 4, 2011 (“Restricted Securities”); (2)  enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of the Restricted Securities, whether such swap transaction is to be settled by delivery of any Restricted Securities or other securities of any person, in cash or otherwise; or (3) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any of the Restricted Securities.

CUSIP NO. 78418A 109

On November 4, 2011, in connection with the Merger Agreement, the Issuer, SG Building, a representative of the shareholders of SG Building and a representative of the shareholders of Issuer, entered into an Escrow Agreement (the “Escrow Agreement”) in order to provide for any payment to Issuer with respect to the Issuer’s post-closing rights to indemnification under the Merger Agreement.  Under the terms of this Escrow Agreement, the shareholders of SG Building, including the Reporting Persons, placed in escrow (with an independent escrow agent) a total of 817,500 shares of Issuer Common Stock received by them in the Merger.  Such shares of Common Stock held in escrow will be the sole remedy for Issuer for its rights to indemnification under the Merger Agreement. Claims for indemnification may be asserted until the 5th business day after Issuer has filed with the SEC its Annual Report on Form 10-K for the fiscal year ending December 31, 2011.

On November 18, 2011, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to shares of Common Stock, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and between Paul M. Galvin, Joseph Tacopina and TAG Partners, LLC, dated November 18, 2011.

99.2
Merger Agreement and Plan of Reorganization, dated July 27, 2011, by and among CDSI Holdings Inc. (nka, SG Blocks, Inc. (the Issuer)), CDSI Merger Sub, Inc., SG Blocks, Inc. (nka SG Building Blocks, Inc.) and certain shareholders of SG Blocks, Inc. (nka SG Building Blocks, Inc.)  incorporated herein by reference to Exhibit 2.01 to the Current Report on form 8-K as filed by SG Blocks, Inc. (fka CDSI Holdings Inc. (the Issuer)) with the Securities and Exchange Commission on August 2, 2011.

CUSIP NO. 78418A 109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2011

TAG PARTNERS, LLC

By:	/s/ Paul M. Galvin
Paul M. Galvin, Managing Member

By:	/s/ Joseph Tacopina
Joseph Tacopina, Managing Member

/s/ Paul M. Galvin
PAUL M. GALVIN

/s/ Joseph Tacopina
JOSEPH TACOPINA